Vertex Pharmaceuticals Incorporated 50 Northern Avenue Boston, MA 02210-1862 Tel: 617-341-6100 www.vrtx.com

April 1, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tracie Mariner and Kevin Vaughn

Re:	Vertex Pharmaceuticals Incorporated
Form 10-K for Fiscal Year Ended December 31, 2025
Filed February 13, 2026
File No. 000-19319

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated March 18, 2026 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Form 10-K for Fiscal Year Ended December 31, 2025 (the “2025 10-K”) of Vertex Pharmaceuticals Incorporated (the “Company”). For convenience, we have restated the comment contained in the Staff’s letter in italics before our response below.

Form 10-K for Fiscal Year Ended December 31, 2025

Financial Statements

B. Collaboration, License and Other Arrangements

Out-license Agreements, page F-20

1. We note your disclosure stating that you entered into collaboration agreements with Zai Lab Limited and Ono Pharmaceuticals Co. Ltd. In future filings, if material, please expand your disclosure to describe the material terms of these agreements including, but not limited to, the termination provisions and any royalty or milestone payment requirements. Disclose the royalty rate or a range not exceeding 10%. In addition, tell us how you considered whether to file the agreements as exhibits.

Securities and Exchange Commission	- 2 -	April 1, 2026

Response to Comment 1:

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company has concluded that its agreements with Zai Lab Limited (the “Zai Agreement”) and Ono Pharmaceuticals Co., Ltd. (the “Ono Agreement,” and together with the Zai Agreement, the “Agreements”), while beneficial, are not material to the Company and, therefore, are not required to be filed as exhibits to the Company’s filings with the Commission, including the 2025 10-K, pursuant to Item 601(b)(10) of Regulation S-K.

The Company reached this conclusion based on the following primary considerations:

•

Immaterial financial value. The upfront consideration paid to the Company and potential future payments that may be paid to the Company under each Agreement are de minimis relative to the Company’s 2025 total revenue of $12.0 billion and anticipated future total revenues. In 2025, the Company received upfront payments of $10.0 million and $20.6 million under the Zai Agreement and Ono Agreement, respectively. Similarly, the potential future milestone and royalty payments to the Company, if povetacicept is successfully developed in the territories subject to these Agreements, are not anticipated to be material to the Company’s annual revenues.

•

Limited geographic scope. Each Agreement covers discrete, geographic territories in Asia, outside the Company’s principal markets of the United States and European Union. Potential future royalties from sales within the territories subject to the Agreements, if any, would represent a fraction of the Company’s global commercial opportunity.

If the Company concludes in the future that either Agreement is material, the Company will disclose material terms of such Agreement, including termination provisions and royalty rate ranges not exceeding 10%, and will file such Agreement as required by the applicable securities laws.

* * *

Please do not hesitate to call me at (857) 331-1655 with any questions with respect to the responses above.

Very truly yours,

/s/ Christiana Stevenson
Christiana Stevenson
Assistant General Counsel

cc:	Reshma Kewalramani, Chief Executive Officer and President
Charles F. Wagner, Jr., Executive Vice President and Chief Operating & Financial Officer
Joy Liu, Executive Vice President and Chief Legal Officer
Kristen Ambrose, Senior Vice President and Chief Accounting Officer